5/29

Securities and Exchange Commission
RECEIVED

FEB 28 2008

Office of Compliance Inspection and Examinations

SECURITIES AND EXCHANGE COMMISSION
08031859
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response 12.00	

SEC FILE NUMBER
8- 43821

SEC Mail Processing Section
FEB 28 2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Carson Medlin Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 West Kennedy Blvd., Suite 305
(No. and Street)

Tampa (City) FL (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paula Johannsen (813)289-1154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ferrell & Moses, P.A.
(Name – *if individual, state last, first, middle name*)

102 So. Armenia Ave. (Address) Tampa (City) FL (State) 33609 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008 E
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paula Johannsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Carson Medlin Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MYLA ANN CLANTON
MY COMMISSION # DD345637
EXPIRES: October 03, 2008
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

Paula S. Johannsen
Signature

Executive Vice President
Title

Myla Ann Clanton
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CARSON MEDLIN COMPANY
BALANCE SHEET

ASSETS

	DECEMBER 31, 2007	DECEMBER 31, 2006
CURRENT ASSETS		
Cash	$ 109,898	$ 112,816
Accounts receivable	91,406	144,980
Other receivable	5,268	11,985
Total current assets	206,572	269,781
FIXED ASSETS		
Furniture and equipment, net of accumulated depreciation of $68,117 and $61,158	13,781	19,056
OTHER ASSETS		
Deposits	1,068	1,068
Total assets	$ 221,421	$ 289,905

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable	$ 0	$ 3,437
Payroll liabilities payable	607	0
Interest payable	10,312	8,662
Other payables	2,269	0
Retirement plan payable	85,726	92,449
Total current liabilities	98,914	104,548
COMMITMENTS AND CONTINGENT LIABILITIES		
Subordinated notes	33,000	33,000
Total liabilities	131,914	137,548
STOCKHOLDERS' EQUITY		
Common stock, 7,500 authorized shares, $1.00 par value, 400 shares issued and outstanding	400	400
Additional paid-in-capital	49,600	49,600
Retained earnings	39,507	102,357
Total stockholders' equity	89,507	152,357
Total liabilities and stockholders' equity	$ 221,421	$ 289,905

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED DECEMBER 31, 2007	2006
Commissions and fees	$ 1,697,293	$ 1,307,210
Cost of services including general and administrative expenses	1,809,486	1,330,304
Operating income (loss)	(112,193)	(23,094)
Other income (expense)		
Interest and dividend income	15,869	2,748
Miscellaneous income	35,189	0
Interest expense	(1,715)	(1,650)
Total other income (expense)	49,343	1,098
Net income (loss)	$ (62,850)	$ (21,996)

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
STATEMENTS OF STOCKHOLDERS' EQUITY

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
Balance at January 1, 2006	$ 400	$ 49,600	$ 124,353
Net (loss)			(21,996)
Balance at December 31, 2006	400	49,600	102,357
Net (loss)			(62,850)
Balance at December 31, 2007	$ 400	$ 49,600	$ 39,507

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2007	2006
CASH FLOWS FROM (USED BY) OPERATING ACTIVITIES:		
Net income (loss)	$ (62,850)	$ (21,996)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	6,959	9,076
Change in current assets and liabilities:		
Decrease (increase) in accounts receivable	53,574	(108,438)
Decrease (increase) in other receivable	6,717	(11,985)
Decrease (increase) in deposits		1,432
Increase (decrease) in accounts payable	(3,437)	3,437
Increase (decrease) in payroll taxes payable	607	(302)
Increase (decrease) in interest payable	1,650	1,649
Increase (decrease) in other payables	2,269	
Increase (decrease) in retirement plan payable	(6,723)	92,449
Net cash provided (used) by operating activities	(1,234)	(34,678)
CASH FLOWS FROM (USED BY) INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(1,684)	(7,178)
NET INCREASE (DECREASE) IN CASH	(2,918)	(41,856)
CASH AT BEGINNING OF YEAR	112,816	154,672
CASH AT END OF YEAR	$ 109,898	$ 112,816

Supplemental disclosures of cash flow information:

	2007	2006
Cash paid during the year for:		
Interest	$ 65	$ 0
Income taxes	0	0

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

Subordinated borrowings at January 1, 2006	$	33,000
Increase (decrease) in subordinated borrowings		0
Subordinated borrowings at December 31, 2006		33,000
Increase (decrease) in subordinated borrowings		0
Subordinated borrowings at December 31, 2007	$	33,000

See Notes to Financial Statements

Securities and Exchange Commission
Washington, DC
February 21, 2008

Re: The Carson Medlin Company - Broker/Dealer SEC #8-43821; NASD #028567
Annual Audited Reports

Distribution:

FINRA
Financial Operations
Attention: Eleanor Sabalbaro
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

240-386-5161
Via Federal Express Airbill #8619-0663-9529

Securities and Exchange Commission
Southeast Regional Office
David Nelson, Regional Director
801 Brickell Avenue, Suite 1800
Miami, FL 33131

305-982-6300
Via Federal Express Airbill #8619-0663-9530

Securities and Exchange Commission
Atlanta District Office
Richard P. Wessel, District Administrator
3475 Lenox Road, N.E., Suite 1000
Atlanta, GA 30326-1232

404-842-7600
Via Federal Express Airbill #8619-0663-9540

FINRA
District 7 - Boca Raton
Attention: Erin C. Vocke, Supervisor of Examiners
2500 N. Military Trail, Suite 302
Boca Raton, FL 33431

(561) 443-8000
Via Federal Express Airbill #8619-0663-9551

END